Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement dated June 6, 2011 to

Prospectus dated April 7, 2010

Filed pursuant to Rule 433

Registration No. 333-165926

Valmont Industries, Inc.

Pricing Term Sheet

$150,000,000 6.625% Notes due 2020

Issuer:	Valmont Industries, Inc.

Guarantees:

The Notes will be fully and unconditionally guaranteed by the guarantors, which consist of the same subsidiaries that guarantee the Issuer’s revolving credit facility. The Notes will cease to be guaranteed by a subsidiary if such subsidiary is released from its guarantees of the Issuer’s other indebtedness and such other guarantees have been released other than through discharges as a result of payment by such subsidiary on such guarantees.

Security Type:	Senior Unsecured Notes

Ratings:*	Baa3/BBB- (stable/stable)

Pricing Date:	June 6, 2011

Settlement Date:	June 13, 2011 (T + 5)

Principal Amount:	US$150,000,000 reopening for a total amount of US$450,000,000

Maturity:	April 20, 2020

Benchmark:	3.125% notes due May 15, 2021

Benchmark Yield:	3.015%

Re-Offer Spread to Benchmark:	T+220 bps

Coupon:	6.625%

Price to Public:	109.888% plus an aggregate of US$1,463,020.83 of accrued interest

Yield to Maturity:	5.215%

Interest Payment Dates:	April 20 and October 20, commencing October 20, 2011. Initial interest payment to include interest from, and including, April 20, 2011

Optional Redemption:	At any time at Adjusted Treasury Rate + 45 bps

CUSIP/ISIN:	920253AD3 / US920253AD32

Use of Proceeds	The net proceeds will be used to finance the redemption of our outstanding 6 7/8% Senior Subordinated Notes due May 2014

Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Manager:	J.P. Morgan Securities LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC CoBank, ACB HSBC Securities (USA) Inc. Rabo Securities USA, Inc. UMB Financial Services, Inc.

* Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Valmont Industries, Inc. on June 6, 2011 relating to its prospectus dated April 7, 2010.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

June 6, 2010